EXHIBIT 99.4 – Banco Santander S.A. Deferred and Conditional Variable Remuneration Plan (Cycle VI)

The sixth cycle of the Deferred and Conditional Variable Remuneration Plan is a remuneration system that includes the delivery of shares of Banco Santander, S.A. (the “Bank” or “Banco Santander”) or of rights thereon, and has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The sixth cycle of the Deferred and Conditional Variable Remuneration Plan has been implemented with respect to the variable remuneration or award (hereinafter, “Award B”) has been approved by the board of directors, or by the appropriate body in each case, for financial year 2016 for categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group (all of them together, the “Identified Staff” and identified under section 32.1 of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, and the regulations in implementation thereof), or other persons included in this group under regulatory or corporate standards in a specific country, and who are not beneficiaries of the plan to which item Thirteen A approved at the Bank´s Annual General Meeting held on March 18, 2016 refers.

The number of members of the Identified Staff affected by this plan cycle comes to approximately 900 persons, though this plan cycle does not affect those whose Award is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this plan cycle may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Group) in or exclusions from the members of the Identified Staff that are beneficiaries of this plan, without at any time changing the authorized maximum total number of shares to be delivered.

The purpose of this sixth cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of Award B for a period of three years for its payment, if applicable, in cash and in Banco Santander shares (subject to the non-occurrence of certain circumstances), also paying the other portion of such variable remuneration in cash and in Banco Santander shares at the outset, all in accordance with the rules set forth below.

II.	Operation

60% of the beneficiaries’ Award B for financial year 2016 were paid immediately and 40% on a deferred basis, the deferral period being 3 years. In certain countries, the deferral period may be longer to comply with applicable local regulations or with the requirements of the competent authority in each case.

Taking into account the foregoing, the Award B for financial year 2016 is paid as follows:

(i)	Each beneficiary receive 60% of Award B in 2017, in halves and net of taxes (or withholdings), in cash and in Banco Santander shares (the “Initial Date”, meaning the specific date on which 60% of Award B is paid).

(ii)	Payment of 40% of Award B is deferred over a period of 3 years and is paid in thirds within thirty days following the anniversaries of the Initial Date in 2018, 2019 and 2020 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion is paid in thirds, 50% in cash and the other 50% in Santander shares.

(iv)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iii) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Santander Group1, the accrual of the deferred remuneration is subject to none of the following circumstances arising, in the opinion of the board of

________________________

1When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred shall remain under the same conditions in force as if none of such circumstances had occurred. In the event of death, the right shall pass to the successors of the beneficiary. In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

directors at the proposal of the remuneration committee, and in accordance with the Group’s malus policy, during the period before each one of the deliveries:

(i)	poor financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of achievement of such conditions, determine the specific amount of deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each Anniversary, the beneficiaries receive the cash and shares, in thirds, within thirty days of the first, second and third Anniversary.

III.	Maximum Number of Shares to Be Delivered

The final number of shares to be delivered to each beneficiary, including both those for immediate payment and those for deferred payment, is calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2016 (hereinafter, the “2017 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award B to be delivered in shares to the beneficiaries of the sixth cycle of the Deferred and Conditional Variable Remuneration Plan comes to 80 million euros (the “Maximum Amount of Award B Distributable in Shares” or “MAABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Award B in Shares” or “LABS”) is determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered is modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume is used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made are met.